EXHIBIT 4(e)

A bank invested in people.	Huntington Bancshares Incorporated Restricted Stock Award Grant Notice

RESTRICTED STOCK AWARD GRANT NOTICE

Employee Name:	Marty Adams

Number of Shares of Restricted Stock Subject to Grant:	$5,038,489 / Fair Market Value of the Company's common stock

Date of Grant:	Effective Date

THIS RESTRICTED STOCK AWARD GRANT NOTICE (this “Notice”) is made as of the date in the box above labeled “Date of Grant” by Huntington Bancshares Incorporated, a Maryland corporation and its subsidiaries (the “Company”), and is hereby communicated to the employee named in the box above (the “Employee”).

WHEREAS, under an employment agreement between the Company and the Employee dated December 20, 2006 (the “Employment Agreement”), the Employee is entitled to receive an amount of restricted shares of common stock of the Company (“Restricted Stock”) approximately equal in value to $5,038,489 as of the effective date of the merger transaction (the “Effective Date”) described in the Agreement and Plan of Merger, dated as of December 20, 2006, between the Company, Penguin Acquisition, LLC—a wholly owned subsidiary of the Company—and Sky Financial Group, Inc. (the “Merger”).

WHEREAS, the Company agreed to grant an award of Restricted Stock under the Employment Agreement to serve as an inducement material to the Employee's entering into employment with the Company after the Merger.

WHEREAS, the Effective Date is anticipated to be July 1, 2007.

WHEREAS, the Company desires to compensate the Employee with a grant of Restricted Stock to satisfy its obligations under the Employment Agreement.

NOW, THEREFORE, in consideration of the premises, the Company grants the Employee an award of Restricted Stock under the following terms and conditions:

1.           Grant of Restricted Stock.

The Company, by authority of its Board of Directors (the “Board”), hereby grants to the Employee an award of the number of shares of Restricted Stock identified above (the “Grant”) to be issued in accordance with all of the terms and conditions set forth in this Notice.  For purposes of calculating the number of Shares of Restricted Stock identified in the Grant, the term “Fair Market Value” means the closing price at which the shares were quoted on the NASDAQ National Market or such other established securities market on which the shares are traded on the Date of Grant, or, if there were no reported sales of shares on such date, the business day immediately preceding the Date of Grant.  The Restricted Stock will be issued and registered in the name of the Employee, subject to the restrictions set forth in this Notice.

2.           Vesting and Forfeiture Provisions.

(a)           The Employee’s Restricted Stock will vest in equal monthly installments on the last day of each calendar month of his employment from the Date of Grant through December 31, 2009.  If the application of this paragraph results in the Employee vesting in a fraction of a share of the Company’s common stock each month, the Company will calculate the sum of the fractional shares (the “Fractional Share Sum”), and the Employee will vest in an additional whole share of Restricted Stock each month until the amount of such additional shares of Restricted Stock exceeds the Fractional Share Sum.

(b)           Except as otherwise provided in Section 2 of this Notice, if the Employee’s employment terminates for any reason other than death before all of the Employee’s Restricted Stock has become vested under this Notice, the shares of the Employee’s Restricted Stock that have not vested shall be forfeited on and after the effective date of the termination.  If the Employee incurs a termination of employment by reason of death, the Employee shall become immediately vested in 100% of the shares of Restricted Stock.

(c)           Notwithstanding any provision to the contrary, if the Employee’s employment with the Company is terminated (i) involuntarily without Cause (as defined in Section 5(b) of the Employment Agreement) or (ii) for Good Reason (as defined in Section 5(c) of the Employment Agreement), the Employee shall become immediately vested in 100% of the shares of Restricted Stock.

(d)           Notwithstanding any provision to the contrary, upon the occurrence of a Change in Control, the Employee shall become immediately vested in 100% of the shares of Restricted Stock.  For purposes of this Notice, a “Change in Control,” with respect to the Company, means the occurrence of any of the following:

(1)  Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act as in effect as of the date of this Agreement), other than the Corporation or any “person” who as of the Effective Date is a Director or officer of the Company or whose shares of common stock of the Company are treated as “beneficially owned” (as such term is used in Rule 13d-3 of the Exchange Act as in effect as of the Date of Grant) by any such director or officer, becomes the beneficial owner, directly or indirectly, of securities of the Company representing thirty percent (35%) or more of the combined voting power of the Company’s then outstanding securities;

(2)  Individuals who, as of the Date of Grant, constitute the Board of Directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election, was approved by a vote of at least a majority of the directors comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(3)  A merger or consolidation of the Company, other than a merger or consolidation in which the voting securities of the Company immediately prior to the merger or consolidation continue to represent (either by remaining outstanding or being converted into securities of the surviving entity) fifty-one percent (51%) or more of the combined voting power of the Company or surviving entity immediately after the merger or consolidation with another entity;

(4)  A sale, exchange, lease, mortgage, pledge, transfer, or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the assets of the Company which shall include, without limitation, the sale of assets or earning power aggregating more than fifty percent (50%) of the assets or earning power of the Company on a consolidated basis;

(5)  A liquidation or dissolution of the Company;

(6)  A reorganization, reverse stock split, or recapitalization of the Company which would result in any of the foregoing; or

(7)  A transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing.

(e)           The Company will not have any further obligations to the Employee under this Grant if any of the Employee’s shares of Restricted Stock are forfeited as provided herein, including the payment of any dividends provided for in this Notice.

3.           Certificates for Shares of Restricted Stock Granted.  The Company shall either issue certificates in respect of the shares of Restricted Stock granted to the Employee or hold the shares electronically with its transfer agent in the name of the Employee and for the benefit of the Employee until the shares represented thereby become vested. Such certificates or account shall bear the following legend:

"The transferability of this certificate or account and the shares of stock represented hereby are subject to an agreement between the Company and the registered holder, a copy of which is on file at the principal office of this Company."

4.           Issuance of Stock.

The Company, or its transfer agent, will deliver the vested shares of the Restricted Stock and any related stock power to the Employee as soon as practicable after such shares of Restricted Stock become vested, subject to payment of the applicable withholding tax liability as set forth below.  If the Employee dies before the Company has distributed any portion of the vested Restricted Stock, the Company will transfer any shares payable with respect to the vested Restricted Stock in accordance with the Employee’s written beneficiary designation or to the Employee’s estate if no written beneficiary designation is provided.  If the Employee did not have a will, any shares payable with respect to the vested Restricted Stock will be distributed in accordance with the laws of descent and distribution.

5.           Withholding Taxes.

The Company shall have the power and the right to deduct or withhold, or require the Employee to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of this Notice, including the payment of shares or cash.  With regard to the above, the Company is permitted to withhold a number of shares having a fair market value equal to Employee’s withholding obligations, based on the minimum federal, state and local and other tax withholding rate, and to pay this amount to the Internal Revenue Service or other taxing authority on the Employee’s behalf.  Delivery or withholding of fractional shares is not permitted, and as such, the Company may round any fractional shares up or down to the next whole share to satisfy the withholding obligations.

6.           Conditions to Delivery of Shares.

The shares of stock held by the transfer agent may be either previously authorized but unissued shares or issued shares which have been reacquired by the Company.  The Company shall not be required to issue any certificate or certificates for shares of stock hereunder prior to fulfillment of all of the following conditions:  (a) the admission of such shares to listing on all stock exchanges on which such class of stock is then listed; (b) the completion of any registration or other qualification of such shares under any State or Federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any

State or Federal governmental agency, which the Committee shall, in its absolute discretion, determine to be necessary or advisable; (d) the lapse of such reasonable period of time following the Date of Grant and during which the Compensation Committee of the Company’s Board of Directors (the “Committee”) reasonably believes that the issuance of shares would violate any applicable laws, government regulations, requirements of any securities exchange on which the Corporation’s Shares are traded, or any insider trading policy of the Corporation; and (e) the lapse of such reasonable period of time following the date of grant of the shares of Restricted Stock as the Committee may establish from time to time for reasons of administrative convenience.

7.           Restriction on Transferability.

Until the shares of Restricted Stock have vested under this Notice, the Restricted Stock granted herein and the rights and privileges conferred hereby may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated (by operation of law or otherwise).  Any attempted transfer in violation of the provisions of this paragraph shall be void, and the purported transferee shall obtain no rights with respect to such Restricted Stock.

8.           Rights as Stockholder.

Subject to the limitations provided in this Notice, the Employee shall have all the rights of a stockholder of the Company, including voting rights and the right to receive dividends with respect to shares of Restricted Stock that have not yet vested.

9.           Capital Adjustment Provisions.

In the event of a stock split, stock dividend, reclassification, reorganization, redesignation, or other change in the Company’s capitalization or corporate structure, the number and class of shares of Restricted Stock shall be proportionately adjusted or substituted to reflect such change.

10.           Employment Under the Employment Agreement.

The Employee understands and agrees that his employment with the Company is determined under the Employment Agreement.

11.           Authority of the Compensation Committee.

The Compensation Committee of the Company’s Board of Directors (the “Committee”) shall have the power to construe and interpret the provisions of this Notice and may correct any defect, supply any omission or reconcile any inconsistency in the Notice in the manner and to the extent it shall deem desirable to carry the Notice into effect.  Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Notice.  All determinations and decisions made by the Committee shall be final, conclusive, and binding on all persons, including the Company, the Employee, and the Employee’s estate and beneficiaries.

12.           Addresses for Notices.

Any notice to be given to the Company under the terms of this Notice shall be addressed to the Company, in care of the Compensation Director, at Huntington Bancshares Incorporated, Huntington Center, HC0318, 41 S. High Street, Columbus, Ohio  43287, or at such other address as the Company may hereafter designate in writing.  Any notice to be given to the Employee shall be addressed to the Employee at the address maintained on the books and records of the Company.

13.           Captions.

Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Notice.

14.           Notice Severable.

In the event that any provision in this Notice shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Notice.

15.           Expenses.

Costs of administration of the terms and conditions of this Notice will be paid by the Company.

16.           Governing Law.

The terms and conditions of this Notice shall be governed by the laws of the State of Ohio, except to the extent preempted by federal law.

17.           Entire Notice; Amendment.

This Notice contains the terms and conditions with respect to the subject matter hereof and supersede any previous agreements, written or oral, relating to the subject matter hereof.   The Company may not amend, alter, suspend, discontinue or terminate any provision of this Notice in a manner that may adversely affect the Employee without the Employee’s (or his legal representative’s) written consent.

18.           Employee’s Acceptance.

The Employee shall signify his acceptance of the terms and conditions of this Notice by signing in the space provided below, by signing any related stock power, and by returning a signed copy of these documents to the Company.

Please retain this Notice, as it is the official statement of the key terms of your award.  If you have any questions regarding the administration of this Notice, please contact Joan Snyder at (614) 480-4885 or Holly Bush at (614) 480-3011.

/s/ Thomas E. Hoaglin	June 26, 2007
Thomas E. Hoaglin	Date
Chairman, President and Chief Executive Officer

/s/ Marty E. Adams	July 2, 2007
Marty E. Adams	Date